Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, CA 94103

November 7, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Shift Technologies, Inc.
Registration Statement on Form S-4 (File No. 333-267601)

Dear Ms. Wall,

Reference is made to the Registration Statement on Form S-4 (File No. 333-267601) filed by Shift Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 26, 2022, as amended on October 18, 2022, November 2, 2022, and November 7, 2022 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on November 8, 2022, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Martin C. Glass of Jenner & Block LLP at (212) 891-1672 with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Glass and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Oded Shein

Oded Shein

cc:	Lev Peker, CarLotz, Inc. Valerie Ford Jacob, Freshfields Bruckhaus Deringer US LLP Sebastian L. Fain, Freshfields Bruckhaus Deringer US LLP